

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

7th December 2001

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


02002786

Dear Sirs

Hongkong Land Holdings Limited
Disclosure of Interests – Substantial Shareholder

Please be advised that we have today notified the UK Listing Authority that on 7th December 2001, Hongkong Land Holdings Limited ("HKLH") received two notifications from Gainluck Company Limited and the Attorney for the Sole Executor of the Estate of Ho Ying Chie, Deceased, respectively, that on 5th December 2001, Gainluck Company Limited and the Estate of Ho Ying Chie, Deceased no longer have a discloseable interest in the ordinary shares of HKLH.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.